FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 23, 2004.

Luxottica Group Mandates Banks to Underwrite Euro 1.0 Billion Credit Facility

MILAN, Italy, April 23 – Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it has mandated a group of banks to arrange, underwrite and provide a five-year credit facility of approximately euro 1.0 billion.

Enrico Cavatorta, chief financial officer of Luxottica Group, commented: “The facility is designed to meet our Group’s funding needs for the medium-term, including the refinancing of existing debt as it matures.  It also firmly puts in place the final piece of the financing necessary for the closing of the proposed acquisition of Cole National Corporation.”

“We were able to secure advantageous terms, with a spread of between 40 and 60 basis points over LIBOR, depending on the debt to EBITDA ratio.  Naturally, we are also pleased to see such a strong show of confidence in our Group from this pool of leading international banks.”

The Mandated Lead Arrangers and Bookrunners appointed are ABN AMRO, Banca Intesa, Bank of America, Citigroup, HSBC, Mediobanca, The Royal Bank of Scotland (Documentation Agent) and UniCredit Banca Mobiliare. UniCredito Italiano will act as Facility Agent.

The five-year facility will consist of three tranches:

Tranche A: Amortizing Term loan of euro 405 million to provide for refinancing of existing Luxottica Group S.p.A debt, as it matures.

Tranche B: Term loan of US$ 325 million for Luxottica US Holdings Corp., a U.S. subsidiary of Luxottica Group, subject to the closing of the proposed acquisition of Cole National Corporation (NYSE: CNJ).

Tranche C: Revolving Credit Facility of euro 335 million-equivalent multi-currency (euro/US$).

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories.  The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China.  The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%- owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia.  In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide.  This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette(TM) and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995.  For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.0 and euro 267.3 million.  Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated.  Such risks and uncertainties include, but are not limited to, risks that the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the respective companies’ filings with the Securities and Exchange Commission.  These forward-looking statements are made as of the date hereof, and Luxottica Group does not assumes any obligation to update them.

Set forth below is the text of a press release issued on April 26, 2004.

Luxottica Group Posts Solid 1Q04 Results

Group highlights for the first quarter of 2004:

• Net sales up 7.9% to euro 760.4 (US$ 950.3 million)

• Operating income up 7.9% to euro 120.1 million

• Net income up by 8.5% to euro 71.2 (US$ 89.0 million)

• Earnings per share (or ADS) to euro 0.16, or earnings per ADS of US$ 0.20

MILAN, Italy, April 26 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period ended March 31, 2004¹.

Consolidated Results

First quarter results

•          Consolidated net sales for the quarter improved year-over-year by 7.9 percent to euro 760.4 million.

•          Consolidated operating income for the quarter improved year-over-year by 7.9 percent to euro 120.1 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

•          Consolidated net income for the quarter improved year-over-year by 8.5 percent to euro 71.2 million. Consequently, consolidated net margin for the quarter was 9.4 percent.

•          Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were euro 0.16. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$ 0.20.

•          Consolidated net outstanding debt as of March 31, 2004, was euro 1,415.6 million compared with euro 1,470.4 million as of December 31, 2003. This reflected an improvement of euro 54.8 million, due to positive cash flow generation for the quarter.

Chairman’s statement:

Leonardo del Vecchio, chairman of Luxottica Group, commenting on the consolidated results for the first quarter, said: “Our results for the period were particularly encouraging, especially in light of the 14 percent year- over-year devaluation of the U.S. Dollar against the Euro in the period. At the same time, based on market feedback and other indicators we believe to have further strengthened our leadership even in markets that are not growing in absolute terms, but are strategic to our Group. This demonstrates the strong balance of our brand portfolio, which in 2003 grew even stronger and, thanks to our recognized leadership in design, production quality and wholesale distribution, is making us today more competitive and more attractive as a partner for the more prestigious designer brands.

Today, our Group is benefiting from both the improvement in the macro-economic environment, particularly in the U.S., and a number of initiatives launched over the past 18 months to address developments both within and outside the Group. With respect to this, we were pleased to see how our Group was again quick in addressing developments that could have potentially affected us in the long term. Today, after turning the corner on a 2003 that was challenging for the entire sector, our Group finds itself stronger yet and better positioned than the rest of the sector to take advantage of improvements in the markets. As a result, by the end of the current quarter we could revise upwards our previously announced projections for the full year if, in addition to the factors listed above, store traffic consolidates further and the U.S. Dollar should continue in its slow-paced strengthening.”

Breakdown of Manufacturing/ Wholesale and Retail Results

Manufacturing/Wholesale Division

The Group’s manufacturing/wholesale sales for the first quarter improved year-over-year by 8.1 percent to euro 298.1 million.

Manufacturing/wholesale operating income for the quarter was euro 68.0 million, reflecting an operating margin of 22.8 percent.

Mr. Del Vecchio, commenting on the results of the manufacturing/wholesale division, continued: “The results posted for the quarter by our new designer brands Versace and Prada continue to confirm our original expectations both in terms of sales and profitability. At the same time, results from the expansion of the product offering of our collections, as we did with Ray-Ban Ophthalmic, are ahead even of our own expectations, showing that house brands continue to play a fundamental role in our portfolio strategy.”

Retail Division

Retail sales improved year-over-year by 7.7 percent to euro 505.3 million. Same store sales for the quarter improved year-over-year by 4.4 percent².

Retail operating income for the first quarter rose by 17.9 percent to euro 64.0 million, resulting in an operating margin of 12.7 percent, compared with operating margin of 11.6 percent for the comparable quarter last year.

Mr. Del Vecchio concluded: “We are pleased with the performance of our retail division for the first quarter. Same store sales for the period were up for both LensCrafters and Sunglass Hut International, with Sunglass Hut’s figures being slightly higher. This was mainly attributable to two factors: the recovery in the macro-economic environment, especially in the U.S., and improved marketing efforts.

Sales and productivity improvements were the main drivers of the rise in operating profitability at our retail operations, reflecting ongoing efforts to streamline in-store service processes, especially at LensCrafters, as well as overall solid cost control, which is and will continue to be our main focus Group-wide.”

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette(TM) and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the respective companies’ filings with the Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and Luxottica Group does not assumes any obligation to update them.

(1)          Unless otherwise noted, all comparisons made in this announcement are between the three-month period ended March 31, 2004, and the equivalent three-month period ended March 31, 2003. The Company’s results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International, LensCrafters and OPSM Group. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (euro), the Group’s reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended March 31, 2004, of euro 1.00 = US$ 1.2497, compared with euro 1.00 = US$ 1.0730 for the first quarter of 2003.  Results of the OPSM Group operations were consolidated into the Group’s results as of August 1, 2003.

(2)          Same store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group’s retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003.  As a reminder, OPSM Group was formally consolidated into Luxottica Group’s as of August 1, 2003.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004, AND MARCH 31, 2003

KEY FIGURES IN THOUSANDS OF EURO (4)

	1Q04	1Q03	% Change

NET SALES	760,397	704,547	7.9%

NET INCOME	71,175	65,614	8.5%

EARNINGS PER SHARE (ADS) (2)	0.16	0.15

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.16	0.15

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)(4)

	1Q04	1Q03	% Change

NET SALES	950,268	755,979	25.7%

NET INCOME	88,948	70,404	26.3%

EARNINGS PER SHARE (ADS) (2)	0.20	0.16

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.20	0.16

	1Q04	1Q03

Notes :
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2497	1.0730
(2) Weighted average number of outstanding shares	448,083,878	450,957,163
(3) Fully diluted average number of shares	450,048,038	452,104,290
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004, AND MARCH 31, 2003

In thousands of Euro (1)	1Q04	1Q03	% Change

NET SALES	760,397	704,547	7.9%
COST OF SALES	(236,147)	(208,016)
GROSS PROFIT	524,250	496,531	5.6%
OPERATING EXPENSES:
SELLING EXPENSES	(262,839)	(249,355)
ROYALTIES	(13,475)	(14,951)
ADVERTISING EXPENSES	(47,088)	(50,822)
GENERAL AND ADMINISTRATIVE EXPENSES	(70,127)	(61,069)
TRADEMARK AMORTIZATION	(10,611)	(8,982)
TOTAL	(404,140)	(385,179)
OPERATING INCOME	120,110	111,351	7.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(12,082)	(11,808)
INTEREST INCOME	1,370	897
OTHER - NET	4,362	(4,587)
OTHER INCOME (EXPENSES) NET	(6,351)	(15,498)
INCOME BEFORE PROVISION FOR INCOME TAXES	113,759	95,853	18.7%
PROVISION FOR INCOME TAXES	(39,870)	(28,761)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	73,889	67,092
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,714)	(1,478)
NET INCOME	71,175	65,614	8.5%
EARNINGS PER SHARE (ADS) (1)	0.16	0.15
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.16	0.15

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,083,878	450,957,163
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,048,038	452,104,290

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2004, AND DECEMBER 31, 2003

In thousands of Euro	March 31, 2004	Dec. 31, 2003

CURRENT ASSETS:
CASH	284,321	299,937
ACCOUNT RECEIVABLE	434,764	353,516
SALES AND INCOME TAXES RECEIVABLES	17,985	34,259
INVENTORIES	392,250	404,216
PREPAID EXPENSES AND OTHER	56,795	50,714
DEFERRED TAX ASSETS - CURRENT	119,863	124,451
TOTAL CURRENT ASSETS	1,305,978	1,267,093

PROPERTY, PLANT AND EQUIPMENT - NET	504,767	497,435

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,119,351	2,093,612
INVESTMENTS	13,319	13,055
OTHER ASSETS	39,614	41,476
SALES AND INCOME TAXES RECEIVABLES	5	5
TOTAL OTHER ASSETS	2,172,289	2,148,148

TOTAL	3,983,034	3,912,676

CURRENT LIABILITIES:
BANK OVERDRAFTS	455,037	516,905
CURRENT PORTION OF LONG-TERM DEBT	442,524	390,935
ACCOUNTS PAYABLE	172,962	178,616
ACCRUED EXPENSES AND OTHER	223,754	218,388
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	8,024	7,423
INCOME TAXES PAYABLE	32,218	11,011
TOTAL CURRENT LIABILITIES	1,334,519	1,323,278

LONG TERM LIABILITIES:
LONG TERM DEBT	802,340	862,492
LIABILITY FOR TERMINATION INDEMNITIES	48,729	47,241
DEFERRED TAX LIABILITIES - NON CURRENT	158,907	161,102
OTHER	135,712	124,157
TOTAL LONG TERM LIABILITIES	1,145,687	1,194,993

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	22,792	19,872

SHAREHOLDERS’ EQUITY:
454,549,933 ORDINARY SHARES AUTHORIZED AND ISSUED – 448,115,147 SHARES OUTSTANDING	27,273	27,269
NET INCOME	71,175	267,343
RETAINED EARNINGS	1,381,587	1,079,922
TOTAL SHAREHOLDERS’ EQUITY	1,480,035	1,374,534

TOTAL	3,983,034	3,912,676

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004, AND MARCH 31, 2003

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail (in thousands of U.S. Dollars)	Inter- Segments Transactions and Corporate Adj.	Consolidated

2004
Net Sales	298,062	505,276	631,443	(42,941)	760,397
EBITDA	80,232	81,354	101,668	(6,174)	155,412
% of sales	26.9%	16.1%			20.4%
Operating income	68,002	64,008	79,991	(11,900)	120,110
% of sales	22.8%	12.7%			15.8%
Capital Expenditure	4,167	8,790	10,985	—	12,957
Depreciation & Amortization	12,230	17,346	21,677	5,727	35,302
Assets	1,559,702	892,679	1,097,281	1,530,653	3,983,034

2003 As reported

Net Sales	275,660	469,155	503,403	(40,268)	704,547
EBITDA	75,555	71,276	76,479	(2,407)	144,424
% of sales	27.4%	15.2%			20.5%
Operating income	64,373	54,307	58,271	(7,328)	111,351
% of sales	23.4%	11.6%			15.8%
Capital Expenditure	2,870	7,539	8,090	—	10,409
Depreciation & Amortization	11,182	16,970	18,208	4,921	33,073
Assets	1,557,570	835,878	911,107	1,304,017	3,697,465

2003 As adjusted (1)

Net Sales	275,660	543,509	583,186	(40,560)	778,609
EBITDA	75,555	80,840	86,741	(2,407)	153,988
% of sales	27.4%	14.9%			19.8%
Operating income	64,373	60,684	65,113	(8,690)	116,366
% of sales	23.4%	11.2%			14.9%
Depreciation & Amortization	11,182	20,156	21,628	6,283	37,622

Notes :

(1)   These consolidated adjusted amounts are a non-GAAP measurement.  The company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM results for the three-month period ended March 31, 2003.  This information does not purport to be indicative of the actual result that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004, AND MARCH 31, 2003,

ASSUMING UNCHANGED EXCHANGE RATES

Euro million	1Q 2003 U.S. GAAP results	1Q 2004 U.S. GAAP results	Adjustment for constant exchange rates	1Q 2004 adjusted results

Consolidated net sales	704.5	760.4	65.6	826.0

Manufacturing/wholesale net sales	275.7	298.1	12.8	310.9

Retail net sales	469.2	505.3	58.4	563.7

Notes:

(1)          Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro.  The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis.  In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2004 and the first quarter of 2003 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2003.  Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies.  See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures.  The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Roberto Chemello
DATE: April 30, 2004	ROBERTO CHEMELLO, CHIEF EXECUTIVE OFFICER